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         CORPORATE NEWS



                                  Contact:  Marc A. Grossman
                                            Sr. Vice President -
                                            Corporate Affairs
                                            310-205-4030


                                            Kathy Shepard
                                            Corporate Communications
                                            310-205-7676


                                            Joele Frank
                                            Abernathy MacGregor
                                            212-371-5999



                   RULING MADE ON MOTION REGARDING HILTON'S BID

                               FOR ITT CORPORATION

              Beverly Hills, Calif., March 6, 1997 -- Hilton Hotels Corporation said today that the Nevada Federal Court denied Hilton's motion for a preliminary injunction against ITT Corporation increasing the size of its board or amending its by-laws to impede the election of directors at its 1997 annual meeting. Hilton noted, however, that ITT has represented to the Court that ITT does not intend to increase the size of its board. Hilton also said that, while ITT has not attempted to-date to amend its by-laws in a manner that would impede the election, were ITT to do so, Hilton would seek to invalidate any such amendment. The Court's ruling does not prevent Hilton from applying for an injunction or other relief in the event ITT takes such action in the future.

              Hilton said: "We have always believed that shareholders have the right to determine the course of their company in a fair and orderly election process, free from manipulation. We will be monitoring the process very closely and will take appropriate action when and if developments warrant. In the meantime, we will continue our efforts to make a Hilton-ITT combination a reality....a combination that will bring enormous benefits to the shareholders of both our companies."

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